SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

___________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934



SKECHERS U.S.A., INC.
(Name of Issuer)


Common Class A Stock, $.001 Par Value
(Title of Class of Securities)


830566105
(CUSIP Number)

January 8, 2003


	Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[   ]  Rule 13d-1 (b)
	[ X ]  Rule 13d-1 (c)
	[   ]  Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D



	1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

GDK, Inc.

	2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)  o
	(b)  o

	3
SEC USE ONLY

	4
SOURCE OF FUNDS*

WC
	5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)	o


	6
CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF
SHARES
	7
SOLE VOTING POWER

0

BENEFICIALLY
OWNED BY

	8
SHARED VOTING POWER

994,400

EACH
REPORTING

	9
SOLE DISPOSITIVE POWER

0

PERSON
WITH
	10
SHARED DISPOSITIVE POWER

994,400

	11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

994,400

	12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	o

	13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW (11)

5.5%
	14
TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D


	1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

Caxton Associates, L.L.C.

	2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)  o
	(b)  o

	3
SEC USE ONLY

	4
SOURCE OF FUNDS*

Not Applicable

	5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	o

	6
CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF
SHARES
	7
SOLE VOTING POWER

0

BENEFICIALLY
OWNED BY

	8
SHARED VOTING POWER

994,400

EACH
REPORTING

	9
SOLE DISPOSITIVE POWER

0

PERSON
WITH
	10
SHARED DISPOSITIVE POWER

994,400

	11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

994,400

	12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	o


	13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW (11)

5.5%
	14
TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

 SCHEDULE 13D



	1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

Bruce S. Kovner
	2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)  o
	(b)  o

	3
SEC USE ONLY

	4
SOURCE OF FUNDS*

Not Applicable

	5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	o

	6
CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF
SHARES

	7
SOLE VOTING POWER

0

BENEFICIALLY
OWNED BY

	8
SHARED VOTING POWER

994,400

EACH
REPORTING

	9
SOLE DISPOSITIVE POWER

0

PERSON
WITH

	10
SHARED DISPOSITIVE POWER

994,400

	11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

994,400

	12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	o

	13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW (11)

5.5%

	14
TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer:
		Skechers U.S.A., Inc.

Item 1 (b).	Address of Issuer's Principal Executive Offices:
		228 Manhattan Beach Blvd.
		Manhattan Beach, CA  90266

Item 2 (a).	Name of Person Filing:
(i)  GDK, Inc. ("GDK")
(ii) Caxton Associates, L.L.C. ("Caxton Associates"). Caxton Associates is the trading advisor to GDK and, as such, has voting and dispositive power with respect to the investments of GDK.
(iii) Mr. Bruce S. Kovner. Mr. Kovner is the Chairman of Caxton Associates and the Chairman and sole owner of Caxton Corporation. Caxton Corporation is the Managing Member and majority owner of Caxton Associates. Caxton Associates is the trading advisor to GDK and, as such, has voting and dispositive power with respect to the investments made by GDK. Mr. Kovner may be deemed beneficiary to own the securities of the Issuer owned by GDK.

Item 2 (b).	Address of Principal Business Office or, if None,
Residence:
(i) The address of GDK, Inc. is c/o Prime Management Limited, Mechanics Building, 12 Church Street, Hamilton HM11, Bermuda.
(ii) The address of Caxton Associates is Princeton Plaza,
731 Alexander Road, Bldg. 2, Princeton, NJ 08540.
(iii) The business address of Mr. Kovner is 667 Madison Avenue, New York, NY 10021.

Item 2 (c).	Citizenship:
(i) GDK is a British Virgin Islands Corporation.
(ii) Caxton Associates is a Delaware limited liability company.
(iii)  Mr. Kovner is a United States citizen.

Item 2 (d).	Title of Class of Securities:

		 Common Stock Class A Stock

Item 2 (e).	CUSIP No: 830566105


Item 3.		If this statement is filed pursuant to Sec.
240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
		Not applicable.

Item 4.		Ownership
		(a) Amount beneficially owned:

		The amount of shares of Common Stock beneficially owned by GDK is 994,400. The amount of shares of Common Stock considered to be beneficially owned by Caxton Associates by reason of its voting and dispositive powers is 994,400. Mr. Kovner may be deemed to beneficially own such shares.

		(b) Percent of Class: GDK beneficially owns 5.5% of the Class of Common Stock. By reason of its voting and dispositive powers, Caxton Associates is deemed to beneficially own 5.5% of the Class of Common Stock. Mr. Kovner may be deemed to beneficially own such percentage of shares.

		(c)  Number of shares as to which GDK has:
(i)   Sole power to vote or to direct the vote:  0
(ii)  Shared power to vote or to direct the vote:  994,400
(iii) Sole power to dispose or to direct the disposition:  0
(iv) Shared power to dispose or to direct the disposition of:  994,400

	Number of shares as to which Caxton Associates has:
(i)   Sole power to vote or to direct the vote: 0
(ii)  Shared power to vote or to direct the vote:  994,400
(iii) Sole power to dispose or to direct the disposition of:  0
(iv) Shared power to dispose or to direct the disposition of:  994,400

	Number of shares as to which Mr. Kovner has:
(i)   Sole power to vote or to direct the vote: 0
(ii)  Shared power to vote or to direct the vote:  994,400
(iii) Sole power to dispose or to direct the disposition of:   0
(iv) Shared power to dispose or to direct the disposition of:  994,400

Item 5.	Ownership of Five Percent of Less of a Class.
	Not Applicable.

Item 6.		Ownership of More than Five Percent on Behalf of
Another Person.

	Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Reported on the Parent Holding Company.

	Not Applicable.


Item 8.	Identification and Classification of Members of the Group.
	Not Applicable.

Item 9.	Notice of Dissolution of Group.
	Not Applicable.

Item 10.	Certification.

	By signing below, each of the reporting persons hereby certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

	After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


January 8, 2003



GDK, INC.


By:   /s/ Maxwell Quin
      Name:  Maxwell Quin
      Title: Vice President & Secretary


By:   /s/ Joseph Kelly
      Name:  Joseph Kelly
      Title: Vice President and Treasurer


CAXTON ASSOCIATES, L.L.C.


By:   /s/ Scott B. Berstein
      Name:  Scott B. Bernstein
      Title:    Secretary


/s/ Bruce Kovner
Bruce S. Kovner, by Scott B. Bernstein as
Attorney-in-Fact





Certification


	The undersigned hereby certifies that the shares of Skechers U.S.A., Inc. purchased on behalf of GDK were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


_____________________
Andrew Waldman			     Date: January 8, 2003